                                       FOR:  Dataram Corporation

                           APPROVED BY:  Mark E. Maddocks
                                         Chief Financial Officer
                                         Dataram Corporation
                                         (609) 799-0071

FOR IMMEDIATE RELEASE

                               CONTACT:  Investor Relations:
                                         Cheryl Schneider/John
                                             Blackwell
                                         Press: Michael McMullan
                                         Morgen-Walke Associates, Inc.
                                         (212) 850-5600

       DATARAM REPORTS RECORD FISCAL 1999 FOURTH QUARTER AND
                  YEAR END EARNINGS RESULTS
        -Fourth Quarter Sales Up 19%, Net Earnings Up 40%-

     PRINCETON, NJ, May 20, 1999 -- Dataram Corporation (AMEX: DTM) today reported record earnings for its fourth quarter and fiscal year ended April 30, 1999.

     For the fiscal 1999 fourth quarter, net earnings increased 40% to $1,506,000, or $0.24 per diluted share, versus $1,075,000, or $0.18 per diluted share for the fiscal 1998 fourth quarter. Revenues of $22.9 million were up 19% versus $19.2 million in the prior year's fourth quarter.

For the 1999 fiscal year, net earnings rose 51% to $5,635,000, or $0.90 per diluted share, versus $3,722,000, or $0.60 per diluted share for the prior fiscal year. Revenues were $75.8 million in the 1999 fiscal year compared to $77.3 million in fiscal 1998.

The Company noted that volume, measured in gigabytes shipped, increased 83% in the fourth quarter and 95% in the fiscal year compared to the respective prior year periods. The volume increase was mitigated by a reduction in the average selling prices of memory products due to lower average DRAM prices. On a sequential quarterly basis selling prices were comparable to third quarter prices, while volume shipped increased by approximately 25%.

Additionally, the Company continued to participate in its previously announced 500,000 share repurchase program. The Company purchased
140,700 shares during the fourth quarter and 338,000 shares for the fiscal year ended April 30, 1999.

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DATARAM REPORTS RECORD FOURTH QTR. AND YEAR-END EARNINGS      Page: 2


     Robert V. Tarantino, Dataram's president and chief executive officer, commented, "I am pleased with the Company's fourth quarter and fiscal 1999 performance. Our record earnings highlight the growing appeal of our product line with commercial consumers, and continued demand for workstation and network server memory. It also reflects the continued success of our marketing efforts and the efficiency with which we are able to assemble and distribute our products."

     Mr. Tarantino continued, "In addition to our core business, we began producing products for sale to channel assemblers and original equipment manufacturers during the fourth quarter. We believe this market segment will provide us with significant growth opportunities in the future and will allow us to maximize our manufacturing capabilities."

     Mr. Tarantino concluded, "We continue to focus on driving our penetration of the gigabyte memory market through the development of new products and building new strategic partnerships as well as maintaining our strong existing relationships. With solid momentum in our business, as evidenced by our record performance in fiscal 1999, we look forward to continuing to successfully execute our business strategy of improving market share with products and initiatives that provide steady growth in the upcoming fiscal year."

     Dataram Corporation is a leading provider of gigabyte memory upgrades for workstations and network servers. The Company specializes in the manufacture of large-capacity memory boards for Compaq/Digital, Hewlett-Packard, IBM, Intel, Silicon Graphics and Sun Microsystems computers.

     The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems for workstations and servers, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission which can be reviewed at http://www.sec.gov.


                   (Financial Tables To Follow)


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                      DATARAM CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF EARNINGS
                    (in thousands, except per share amounts)


                                   Three Months Ended       Fiscal Year Ended
                                   4/30/99     4/30/98     4/30/99     4/30/98
                                   _______     _______     _______     _______

Revenues                           $  22,919   $  19,227   $  75,853   $  77,286
Costs and expenses:
     Cost of sales                    17,579      13,879      54,814      58,608
     Engineering and development         315         305       1,373       1,113
     Selling, general and
       administrative                  2,700       3,321      11,108      11,766
                                   _________    ________    ________    ________
                                      20,594      17,505      67,295      71,487

Earnings from operations               2,325       1,722       8,558       5,799

Interest income (expense), net            74          43         436         268
                                   _________    ________    ________    ________


Earnings before income taxes           2,399       1,765       8,994       6,067
Income tax provision                     893         690       3,359       2,345
                                   _________    ________    ________    ________
Net earnings                       $   1,506    $  1,075    $  5,635    $  3,722
                                   =========    ========    ========    ========
Net earnings per share
     Basic                         $    0.28    $   0.19    $   1.03    $   0.63
     Diluted                       $    0.24    $   0.18    $   0.90    $   0.60
                                   =========    ========    ========    ========

Average number of shares outstanding
     Basic                             5,302       5,672       5,454       5,916
                                   =========    ========    ========    ========
     Diluted                           6,181       6,144       6,233       6,237
                                   =========    ========    ========    ========



-more-


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                    DATARAM CORPORATION AND SUBSIDIARY
                       CONSOLIDATED BALANCE SHEETS
                              (in thousands)

                                  April 30, 1999        April 30, 1998
                                  ______________        ______________
ASSETS
 Current assets:
 Cash and cash equivalents        $       8,093         $       7,530
 Trade receivables, net                  12,016                10,076
 Inventories                              3,290                 2,923
 Other current assets                       475                   493
                                  _____________         _____________
    Total current assets                 23,874                21,022

    Property and equipment, net           3,491                 3,435

    Other assets                              9                     7
                                  _____________         _____________

                                  $      27,374         $      24,464
                                  =============         =============

LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
 Accounts payable                 $       4,344         $       4,699
 Accrued liabilities                      1,841                 1,548
 Income taxes payable                       251                   236
                                  _____________         _____________
    Total current liabilities             6,436                 6,483

Deferred income taxes                       919                 1,013

Stockholders' equity                     20,019                16,968
                                  _____________         _____________
                                  $      27,374         $      24,464


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